SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                        UNIVIEW TECHNOLOGIES CORPORATION
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    915282206
                                    ---------
                                 (CUSIP Number)

                                  June 11, 1999
                                  -------------
                      (Date of Event which Requires Filing
                                 of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]     Rule 13d-1(b)
                  [ X ]     Rule 13d-1(c)
                  [   ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                           Continued on following page(s)
                                Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP NO. 915282206                                           Page 2 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

2        Check the Appropriate Box If a Member of a Group*

                                a.       [   ]
                                b.       [ X ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      SCHEDULE 13G

CUSIP NO. 915282206                                           Page 3 of 10 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON CAPITAL, LLC

2        Check the Appropriate Box If a Member of a Group*

                                        a.       [   ]
                                        b.       [ X ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  OO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13G

CUSIP NO. 915282206                                           Page 4 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

2        Check the Appropriate Box If a Member of a Group*

                                        a.       [   ]
                                        b.       [ X ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
  Person                                           0
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  OO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13G
CUSIP NO. 915282206                                           Page 5 of 10 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON ASSET MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group*

                                a.       [   ]
                                b.       [ X ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         1,136,868
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   1,136,868

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,136,868

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.99%

12       Type of Reporting Person*

                  OO; IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages




Item 1(a)         Name of Issuer:

                  uniView Technologies Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  10911 Petal Street, Suite 208, Dallas, Texas  75234.

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (i) Brown Simpson Strategic Growth Fund, L.P., a New York limited partnership ("BSSGF L.P."),

     (ii) Brown Simpson Capital, LLC, a New York limited liability company ("Brown Simpson Capital"),

     (iii)  Brown  Simpson   Strategic  Growth  Fund,  Ltd.,  a  Cayman  Islands
corporation ("BSSGF Ltd.") and

     (iv) Brown Simpson Asset Management, LLC, a New York limited liability company ("Brown Simpson Asset Management").

                 The General Partner of BSSGF L.P. is Brown Simpson Capital. Brown Simpson Asset Management serves as the investment manager to BSSGF Ltd. pursuant to an investment management contract. Each of Mitchell D. Kaye, James
R. Simpson, Evan M. Levine and Matthew C. Brown holds a 23.75% interest and Peter D. Greene holds a 5% interest in each of Brown Simpson Asset Management and Brown Simpson Capital.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of BSSGF L.P., Brown Simpson Capital and Brown Simpson Asset Management is Carnegie Hall Tower, 152 West 57th Street, 40th Floor, New York, NY 10019. The address and principal business of BSSGF Ltd. is Walkers Attorneys-at-Law, P.O. Box 265 GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c)         Citizenship:

i)       BSSGF L.P. is a New York limited partnership;

ii)      Brown Simpson Capital is a New York limited liability company;

iii)     BSSGF Ltd. is a Cayman Islands corporation; and

iv)      Brown Simpson Asset Management is a New York limited liability company.

                                                              Page 7 of 10 Pages

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  915282206

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of September 15, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) BSSGF L.P., Brown Simpson Capital and BSSGF Ltd. may no longer be deemed the beneficial owner of any Shares.

                  (ii) Brown Simpson Asset Management may be deemed the beneficial owner of 1,136,868 Shares held for the account of an entity for which Brown Simpson Asset Management serves as the investment manager pursuant to an investment management contract. These 1,136,868 Shares are issuable upon the conversion of Series 1999-D1 Convertible Preferred Stock.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of BSSGF L.P., Brown Simpson Capital and BSSGF Ltd. may be deemed the beneficial owner constitutes 0% of the total number of Shares outstanding.

                  (ii) The number of Shares of which Brown Simpson Asset Management may be deemed the beneficial owner constitutes approximately 4.99% of the total number of Shares which would be outstanding assuming the conversion of securities of which Brown Simpson Asset Management may be deemed the beneficial owner.

Item 4(c)         Number of shares as to which such person has:

         BSSGF L.P.
         ----------

         (i)      Sole power to vote or to direct the vote:                    0

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of:       0

         (iv)     Shared power to dispose or to direct the disposition of:     0

                                                              Page 8 of 10 Pages

         Brown Simpson Capital
         ---------------------

         (i)      Sole power to vote or to direct the vote:                    0

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of:       0

         (iv)     Shared power to dispose or to direct the disposition of:     0

         BSSGF Ltd.
         ----------

         (i)      Sole power to vote or to direct the vote:                    0

         (ii)     Shared power to vote or to direct the vote:                  0

         (iii)    Sole power to dispose or to direct the disposition of:       0

         (iv)     Shared power to dispose or to direct the disposition of:     0

         Brown Simpson Asset Management
         ------------------------------

         (i)      Sole power to vote or to direct the vote:                    0

         (ii)     Shared power to vote or to direct the vote:          1,136,868

         (iii)    Sole power to dispose or to direct the disposition of:       0

         (iv)     Shared power to dispose or to direct the
                  disposition of:                                      1,136,868

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

Item 6.           Ownership  of More  than  Five  Percent  on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                              Page 9 of 10 Pages
Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 10 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 15, 2000             BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

                                      By:    Brown Simpson Capital, LLC
                                               Its General Partner

                                                  By: /S/ PETER D. GREENE
                                                      --------------------------
                                                      Peter D. Greene
                                                      Managing Principal

Date:  September 15, 2000             BROWN SIMPSON CAPITAL, LLC

                                      By: /S/ PETER D. GREENE
                                          --------------------------------------
                                          Peter D. Greene
                                          Managing Principal

Date:  September 15, 2000             BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

                                      By:    Brown Simpson Asset Management, LLC
                                               Its Investment Manager


                                                    By: /S/ PETER D. GREENE
                                                       -------------------------
                                                       Peter D. Greene
                                                       Managing Principal

Date:  September 15, 2000             BROWN SIMPSON ASSET MANAGEMENT, LLC


                                      By: /S/ PETER D. GREENE
                                          -----------------------------
                                          Peter D. Greene
                                          Managing Principal